OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

TRW Automotive Holdings Corp

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

87264S 10 6

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☑ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G
CUSIP No. 87264S 10 6

1.	Name of Reporting Person: Automotive Investors L.L.C.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 56,060,285*

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 56,060,285*

		8.	Shared Dispositive Power: 73,060,285

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 56,060,285*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☑

11.	Percent of Class Represented by Amount in Row (9): 56.7%**

12.	Type of Reporting Person: OO

13G
CUSIP No. 87264S 10 6

1.	Name of Reporting Person: Blackstone Capital Partners IV L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 34,656,300*

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 34,656,300*

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 34,656,300*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 35.0%**

12.	Type of Reporting Person: PN

13G
CUSIP No. 87264S 10 6

1.	Name of Reporting Person: Blackstone Capital Partners IV-A L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 551,353*

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 551,353*

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 551,353*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0.6%**

12.	Type of Reporting Person: PN

13G
CUSIP No. 87264S 10 6

1.	Name of Reporting Person: Blackstone Family Investment Partnership IV-A L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 718,525*

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 718,525*

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 718,525*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0.7%**

12.	Type of Reporting Person: PN

13G
CUSIP No. 87264S 10 6

1.	Name of Reporting Person: Blackstone Automotive Co-Invest Capital Partners L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 16,977,185*

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 16,977,185*

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,977,185*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 17.2%**

12.	Type of Reporting Person: PN

13G
CUSIP No. 87264S 10 6

1.	Name of Reporting Person: Blackstone Management Associates IV L.L.C.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 56,060,285*

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 56,060,285*

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 56,060,285*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 56.7%**

12.	Type of Reporting Person: OO

13G
CUSIP No. 87264S 10 6

1.	Name of Reporting Person: Peter G. Peterson		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 56,060,285*

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 56,060,285*

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 56,060,285*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 56.7%**

12.	Type of Reporting Person: IN

13G
CUSIP No. 87264S 10 6

1.	Name of Reporting Person: Stephen A. Schwarzman		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 56,060,285*

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 56,060,285*

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 56,060,285*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 56.7%**

12.	Type of Reporting Person: IN

* In connection with the initial public offering (the “IPO”) by TRW Automotive Holdings Corp. (the “Issuer”) of its common stock, par value $0.01 per share (the “Common Stock”), on February 2, 2004, the Issuer filed with the U.S. Securities and Exchange Commission (the “SEC”) Amendment No. 8 to its Registration Statement on Form S-1 on January 30, 2004. Prior to the IPO, Automotive Investors L.L.C. (“AI LLC”) held 68,129,250 shares of Issuer’s Common Stock. Simultaneously with the closing of the IPO on February 6, 2004, AI LLC disposed of 12,068,965 shares of the Issuer’s Common Stock (the “Disposition”) as reported in the Statement of Changes in Beneficial Ownership on Form 4 filed by AI LLC with the SEC on February 6, 2004. The number of shares of Common Stock covered under this Schedule 13G (the “Shares”) reflects those beneficially owned by the Reporting Persons following the IPO and the Disposition. The record owner of the Shares is AI LLC, which has the direct power to vote and dispose of the Shares. Blackstone Capital Partners IV L.P., Blackstone Capital Partners IV-A L.P., Blackstone Family Investment Partnership IV-A L.P. and Blackstone Automotive Co-Invest Capital Partners L.P. (collectively, the “Partnerships”) own a majority of the membership interests of AI LLC and have indirect power to direct the voting and disposition of the Shares. Blackstone Management Partners IV L.L.C. (“BMA IV”) is the general partner of each of the Partnerships and has indirect power to direct the voting and disposition of the Shares. Peter G. Peterson and Stephen A. Schwarzman are the founding members of BMA IV and have indirect power to direct the voting and disposition of the Shares.

** The calculation of the foregoing percentage is based on 98,936,697 shares of common stock outstanding as of October 27, 2004, based on the TRW Automotive Holdings Corp. Quarterly Report for the quarterly period ended September 24, 2004 filed on Form 10-Q with United States Securities Exchange Commission on November 4, 2004.

ITEM 1(a). NAME OF ISSUER:

TRW Automotive Holdings Corp.

ITEM 1(b). ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

12025 Tech Center Drive
Livonia, Michigan 48150

ITEM 2(a). NAME OF PERSON FILING:

Automotive Investors L.L.C.
Blackstone Capital Partners IV L.P.
Blackstone Capital Partners IV-A L.P.
Blackstone Family Investment Partnership IV-A L.P.
Blackstone Automotive Co-Invest Capital Partners L.P.
Blackstone Management Associates IV L.L.C.
Peter G. Peterson
Stephen A. Schwarzman

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

c/o The Blackstone Group
345 Park Avenue
New York, New York 10154

ITEM 2(c). CITIZENSHIP:

Automotive Investors L.L.C. – Delaware, United States
Blackstone Capital Partners IV L.P. – Delaware, United States
Blackstone Capital Partners IV-A L.P. – Delaware, United States
Blackstone Family Investment Partnership IV-A L.P. – Delaware, United States
Blackstone Automotive Co-Invest Capital Partners L.P. – Delaware, United States
Blackstone Management Associates IV L.L.C. – Delaware, United States
Peter G. Peterson – United States
Stephen A. Schwarzman – United States

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

TRW Automotive Holdings Corp., Common Stock, par value $0.01 per share.

ITEM 2(e). CUSIP NUMBER:

87264S 10 6

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J);

ITEM 4. OWNERSHIP.

(a) Amount beneficially owned:

Automotive Investors L.L.C. (“AI LLC”) is the record holder of 56,060,285 shares of the identified class of securities.

Blackstone Capital Partners IV L.P. (“BCP IV”), through its 61.8% ownership of the membership interests of AI LLC, may be deemed to be the beneficial owner of 34,656,300 shares of the identified class of securities.

Blackstone Capital Partners IV-A L.P. (“BCP IV-A”), through its 1.0% ownership of the membership interests of AI LLC, may be deemed to be the beneficial owner of 551,353 shares of the identified class of securities.

Blackstone Family Investment Partnership IV-A L.P. (“BCP IV Family”), through its 1.3% ownership of the membership interests of AI LLC, may be deemed to be the beneficial owner of 718,525 shares of the identified class of securities.

Blackstone Automotive Co-Invest Capital Partners L.P. (“BCP Auto”), through its 30.3% ownership of the membership interests of AI LLC, may be deemed to be the beneficial owner of 16,977,185 shares of the identified class of securities.

As the general partner of each of BCP IV, BCP IV-A, BCP IV Family and BCP Auto, Blackstone Management Associates IV L.L.C., (“BMA IV”) may be deemed to be the beneficial owner of 56,060,285 shares of the identified class of securities.

Messrs. Peter G. Peterson and Stephen A. Schwarzman are the founding members of BMA IV (the “Founding Members”) and have the shared power to vote or to direct the vote of, and to dispose or to direct the disposition of, the shares of the identified class of securities that may be deemed to be beneficially owned by BMA IV. As a result, the Founding Members may be deemed to beneficially own the shares of the identified class of securities that BMA IV may be deemed to beneficially own, but they disclaim any such beneficial ownership except to the extent of their individual pecuniary interest in such securities.

(b) Percent of class:

See item 11 of each cover page, which is based on Item 5 of each cover page.

(c) Number of shares as to which the person has;

(i) Sole power to vote or direct the vote: See Item 5 of each cover page.

(ii) Shared power to vote or to direct the vote: See Item 6 of each cover page.

(iii) Sole power to dispose or to direct the disposition of: See Item 7 of each cover page.

(iv) Shared power to dispose or to direct the disposition of: See Item 8 of each cover page. Pursuant to Section 3.3 of the Second Amended and Restated Stockholders Agreement by and among the Issuer, AI LLC and Northrop Grumman Corporation (“Northrop”), dated January 28, 2004 and filed with the SEC as Exhibit 10.45 of the Issuer’s Amendment No. 7 to its Registration Statement on Form S-1 on January 29, 2004 (the “Stockholders Agreement”), AI LLC has certain rights to cause, under certain circumstances, the disposition of all of the shares of the Issuer’s Common Stock held by Northrop.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

See Item 4(a) above.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Pursuant to Section 3.3 of the Stockholders Agreement, AI LLC has certain rights to cause, under certain circumstances, the disposition of all of the shares of the Issuer’s Common Stock held by Northrop. By virtue of the Stockholders Agreement, Northrop and AI LLC may be deemed to be a group for purposes of Section 13d-3 of the Securities Exchange Act of 1934, as amended, however, the Reporting Persons disclaim any beneficial ownership of the shares of the Issuer’s Common Stock held by Northrop.

BCP IV, BCP IV-A, BCP IV Family and BCP Auto hold all of the membership interests of AI LLC and therefore may be deemed to be the beneficial owners of the securities held by AI LLC. However, each of BCP IV, BCP IV-A, BCP IV Family and BCP Auto disclaims that it is a beneficial owner of such securities, except to the extent of its pecuniary interest in such securities.

BMA IV is the general partner of each of BCP IV, BCP IV-A, BCP IV Family and BCP Auto and therefore may be deemed to be the beneficial owner of the securities held by such limited partnerships. However, BMA IV disclaims that it is a beneficial owner of such securities, except to the extent of its pecuniary interest in such securities.

The Founding Members may be deemed to be a group in relation to their shared power to vote or to direct the vote of, and to dispose or to direct the disposition of, the securities held, through BMA IV, by BCP IV, BCP IV-A, BCP IV Family and BCP Auto.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

Not applicable.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2005

AUTOMOTIVE INVESTORS L.L.C.
By:	/s/ Robert L. Friedman
	Name:	Robert L. Friedman
	Title:	Manager

BLACKSTONE CAPITAL PARTNERS IV L.P.
By:	Blackstone Management Associates IV L.L.C.

By:	/s/ Robert L. Friedman
	Name:	Robert L. Friedman
	Title:	Member

BLACKSTONE CAPITAL PARTNERS IV-A L.P.
By:	Blackstone Management Associates IV L.L.C.

By:	/s/ Robert L. Friedman
	Name:	Robert L. Friedman
	Title:	Member

BLACKSTONE FAMILY INVESTMENT PARTNERSHIP IV-A L.P.
By:	Blackstone Management Associates IV L.L.C.

By:	/s/ Robert L. Friedman
	Name:	Robert L. Friedman
	Title:	Member

BLACKSTONE AUTOMOTIVE CO-INVEST CAPITAL PARTNERS L.P.
By:	Blackstone Management Associates IV L.L.C.

By:	/s/ Robert L. Friedman
	Name:	Robert L. Friedman
	Title:	Member

BLACKSTONE MANAGEMENT ASSOCIATES IV L.L.C.
By:	/s/ Robert L. Friedman
	Name:	Robert L. Friedman
	Title:	Member

/s/ Peter G. Peterson
PETER G. PETERSON

/s/ Stephen A Schwarzman
STEPHEN A. SCHWARZMAN